June 22, 2011

Ms. Deborah O'Neal-Johnson

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NW

Washington, D.C.  20549

Re:

Nile Capital Investment Trust; File Nos. 333-164528 & 811-22384

Dear Ms. O'Neal-Johnson:

On April 28, 2011, Nile Capital Investment Trust (the "Registrant"), on behalf of the Nile Pan Africa Fund, Nile Africa Natural Resources Fund and Nile Africa Fixed Income Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 1 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 6, 2011, you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

GENERAL

1.

Comment.  If the Registrant intends to use a summary prospectus, please provide a sample of the legend required by Rule 498.

Response.  The Registrant intends to use a summary prospectus for the Nile Pan Africa Fund with the following legend required by Rule 498:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  The Fund’s prospectus and Statement of Additional Information, both dated June 27, 2011, along with the Fund’s most recent annual report dated March 31, 2011, are incorporated by reference into this Summary Prospectus.  You can obtain these documents and other information about the Fund online at www.NileFunds.com/prospectuses.  You can also obtain these documents at no cost by calling 1-877-68-AFRICA (1-877-682-3742) or by sending an email request to OrderNileFunds@geminifund.com.

2.

Comment.  Please explain why the shares of the Nile Africa Natural Resources Fund and the Nile Africa Fixed Income Fund do not display ticker symbols.

Response.  The Nile Africa Natural Resources Fund and the Nile Africa Fixed Income Fund have not yet commenced operations and therefore shares have not been issued ticker symbols.  The Registrant undertakes to revise the Funds' registration statement to include share ticker symbols when issued.

PROSPECTUS SUMMARY

3.

Comment.  For the Nile Pan Africa Fund, please provide assurances that the expense examples will include the effect of the redemption fee for shares held less than two years.

Response.  The Registrant will provide expense examples that include the effect of the redemption fee for shares held less than two years.

4.

Comment.  For the Nile Pan Africa Fund, under the section entitled Principal Investment Strategies, please provide a clarifying statement to explain that significant allocations to cash and cash equivalents will be made for defensive purposes.

Response.  The Registrant has added a clarifying statement to explain that significant allocations to cash and cash equivalents will be made for defensive purposes.

5.

Comment.  For the Nile Pan Africa Fund, under the section entitled Principal Investment Strategies, please provide a clarifying statement to identify "multi-national organizations" as Africa-based.

Response.  The Registrant has added a clarifying statement to explain that "multi-national organizations" are Africa-based.

6.

Comment.  For the Nile Pan Africa Fund, under the section entitled Principal Investment Risks, please provide a separate risk disclosure for high yield or junk bond risks, which includes a description that these securities are considered speculative.

Response.  The Registrant has added a separate risk disclosure for high yield or junk bond risks, which includes a description that these securities are considered speculative.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser